UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2

                                                       File No. . . . . .69-348

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                               AGL RESOURCES INC.
                                       and
                            ATLANTA GAS LIGHT COMPANY
                                (Name of Company)


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their respective statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

AGL RESOURCES INC.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

AGL Resources Inc.("AGLR") is a Georgia corporation incorporated on November 27, 1995 and has its principal executive offices at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLR was incorporated primarily for the purpose of becoming the holding company for Atlanta Gas Light Company ("AGLC"), a natural gas distribution utility, and its subsidiaries.

AGLR has five wholly-owned subsidiaries, each of which are Georgia corporations:

  (a) AGLC, a regulated public utility, which distributes natural gas to customers in central, northwest, northeast and southeast Georgia. AGLC has one regulated natural gas utility subsidiary, Chattanooga Gas Company ("Chattanooga"), a Tennessee corporation, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas.

  (b) AGL Energy Services, Inc. ("AGL Energy Services"), a nonregulated gas supply services company. AGL Energy Services has one nonregulated subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities;

  (c) AGL Investments, Inc. ("AGL Investments"), a nonregulated subsidiary, established to develop and manage certain nonregulated businesses. AGL Investments has six nonregulated subsidiaries, each of which is a Georgia corporation:

         (1) Georgia Gas Service Company (retail propane sales);
         (2) Georgia Energy Company (natural gas vehicle  conversion  services);
         (3) AGL Consumer Services, Inc. (consumer products and services);
         (4) AGL Gas Marketing, Inc. (natural gas sales, transportation, risk management and storage services);
         (5) AGL Power Services, Inc. (power marketing and related services)
         (6) Trustees Investments, Inc. (real estate holdings);

  (d) AGL Resources Service Company ("Service Company"), a nonregulated subsidiary that provides corporate support services to AGL Resources and its subsidiaries; and

  (e) The Energy Spring, Inc., a nonregulated retail energy marketing company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          AGLR's properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 235 cities and surrounding areas in the State of Georgia. As of December 31, 1996, the Company had 28,051 miles of mains, 5,952,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants located in Georgia and 269,160 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia. AGLC's wholly-owned subsidiary, Chattanooga, operates a natural gas distribution system and related facilities and local offices in 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1996, Chattanooga had 1,607 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Claimant                                     Subsidiary
            AGL Resources Inc.                       Atlanta Gas Light Company
                                             (including Chattanooga Gas Company)

                  None                                   203,796,838  Mcf.


  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  NA                                          NA

  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  NA                                          NA

  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  NA                                  Purchased at State Line
                                                      or at City Gate
                                                      Metering Stations
                                                      in Georgia or Tennessee

                                                      4,183,625 Mcf.

                  Purchased outside the               Purchased outside the
                  State of Georgia                    States of Georgia and
                                                      Tennessee

                                                      204,460,089 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           NA                                 None

  (b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

                           None                               None

  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           None                               None

  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           None                               None

  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           None                               None




ATLANTA GAS LIGHT COMPANY

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Atlanta Gas Light Company ("AGLC") is a Georgia corporation organized in 1856 and has its principal executive office at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLC's principal business is the distribution of natural gas to customers in central, northwest, northeast and southeast Georgia.

AGLC has one wholly-owned subsidiary, Chattanooga, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  (a)    Description of properties of AGLC:

         AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 235 cities and surrounding areas in the State of Georgia. As of December 31, 1996, the Company had 28,051 miles of mains and 5,952,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants and 80,748 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia to supplement the gas supply in very cold weather or emergencies.

  (b)    Description of properties of Chattanooga:

         Chattanooga operates a natural gas distribution system and related facilities and local offices serving 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1996, Chattanooga had 1,607 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                                     Subsidiary
         Atlanta Gas Light Company                    Chattanooga Gas Company

         186,169,023  Mcf.                            17,627,815  Mcf.

  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  NA                                          NA

  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  NA                                          NA

  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  Purchased at State Line              Purchased at State Line
                  or at City Gate                      or at City Gate
                  Metering Stations                    Metering Stations
                  in Georgia                           in Tennessee

                  4,183,625  Mcf.                      None


                  Purchased outside the                Purchased outside the
                  State of Georgia                     State of Tennessee

                  187,818,450  Mcf                     16,641,639  Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           None                               None

  (b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

                           None                               None

  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           None                               None

  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           None                               None

  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           None                               None

                                    EXHIBIT A


         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                               AGL RESOURCES INC.


         The following financial statements of AGLR and its subsidiary companies are attached hereto as Exhibit A1:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1996

         Condensed Consolidating Earnings Reinvested Statements (Unaudited) for the Twelve Months Ended December 31, 1996

         Condensed  Consolidated  Balance Sheets  (Unaudited) as of December 31,
         1996



                            ATLANTA GAS LIGHT COMPANY


         The following financial statements of AGLC and its subsidiary companies are attached hereto as Exhibit A2:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1996

         Condensed Consolidating Earnings Reinvested Statements (Unaudited) for the Twelve Months Ended December 31, 1996

         Condensed  Consolidated  Balance Sheets  (Unaudited) as of December 31,
         1996

                       EXHIBIT B. Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.       Caption Heading

                    1           Total Assets
                    2           Total Operating Revenues
                    3           Net Income

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                              None

         The above-named claimants have caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                                AGL RESOURCES INC.
                                                         and
                                                ATLANTA GAS LIGHT COMPANY
                                                          (Name of Claimant)


                                                By:   /s/ J. Michael Riley
                                                          J. Michael Riley
                                                      Vice President and
                                                      Chief Financial Officer

CORPORATE SEAL of AGL RESOURCES INC. appears here

CORPORATE SEAL of ATLANTA GAS LIGHT COMPANY appears here


Attest: /s/ Melanie M. Platt
            Melanie M. Platt
        Vice President and
        Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


         J. Michael Riley           Vice President and Chief Financial Officer
         (Name)                                      (Title)


                  P.O. Box 4569, Atlanta, Georgia 30302
                                    (Address)

                       AGL RESOURCES INC. AND SUBSIDIARIES
              Condensed Consolidating Income Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1996
                                   (Millions)

                                                                                                      Reclassifications
                                                                                                            and
                                                    Atlanta                            AGL      The     Eliminations
                                     AGL Resources    Gas   AGL Energy     AGL      Resources  Energy   ------------
                                            before   Light   Services, Investments,  Service   Spring,                Consolidated
                                     consolidation  Company     Inc.       Inc.      Company    Inc.    Debit  Credit     Balances
                                     ---------------------------------------------------------------------------------------------
Operating Revenues                                 $1,253.7    $2.6        $6.4                  $8.3             6.5     $1,277.5
Cost of Gas                                           748.9     1.7         4.1                   8.0     4.2                766.9
                                     -------------------------------------------------------------------             -------------
  Operating Margin                            0.0     504.8     0.9         2.3         0.0       0.3                        510.6
                                     -------------------------------------------------------------------             -------------
Other Operating Expenses                      1.1     339.4     0.7         3.9        (0.5)      0.5     0.1                345.2
                                     -------------------------------------------------------------------             -------------
Operating Income                             (1.1)    165.4     0.2        (1.6)        0.5      (0.2)                       165.4
                                     -------------------------------------------------------------------             -------------
Other Income                                 (0.3)     12.2     0.2         1.9         1.0               1.9     0.1         13.2
                                     -------------------------------------------------------------------             -------------
Income Before Interest and Taxes             (1.4)    177.6     0.4         0.3         1.5      (0.2)                       178.6
                                     -------------------------------------------------------------------             -------------
Interest Expense                                       49.9                                                                   49.9
Dividends on Preferred Stock                            4.4                                                                    4.4
                                     -------------------------------------------------------------------             -------------
Income Before Income Taxes                   (1.4)    123.3     0.4         0.3         1.5      (0.2)                       124.3
                                     -------------------------------------------------------------------             -------------
Income Taxes                                 (0.7)     48.0     0.2        (0.1)        0.6      (0.1)    0.3                 48.2
                                     -------------------------------------------------------------------             -------------
Net Income                                   (0.7)     75.3     0.2         0.4         0.9      (0.1)                        76.1
                                     ===================================================================             =============


                                   Exhibit A1

                       AGL RESOURCES INC. AND SUBSIDIARIES
       Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1996
                                   (Millions)

                                                                                                      Reclassifications
                                                                                                            and
                                                    Atlanta                            AGL      The     Eliminations
                                     AGL Resources    Gas   AGL Energy     AGL      Resources  Energy   ------------
                                            before   Light   Services, Investments,  Service   Spring,                Consolidated
                                     consolidation  Company     Inc.       Inc.      Company    Inc.    Debit  Credit     Balances
                                     ---------------------------------------------------------------------------------------------
Earnings Reinvested at Beginning
  of Period                                          $136.8                                                                 $136.8
Net Income                                   (0.7)     75.3     0.2        0.4          0.9      (0.1)           0.1          76.1
                                     -----------------------------------------------------------------                ------------
Total                                        (0.7)    212.1     0.2        0.4          0.9      (0.1)                       212.9
                                     -----------------------------------------------------------------                ------------
Dividends
  Common Stock                                         59.1                                                                   59.1
  Noncash Dividend                                     85.0                                                     85.0           0.0
                                     -----------------------------------------------------------------                ------------
Total                                         0.0     144.1     0.0        0.0          0.0       0.0                         59.1
                                     ---------------------------------------------------------------------------------------------
Earnings Reinvested at End of Period        ($0.7)    $68.0    $0.2       $0.4         $0.9     ($0.1)    0.0   85.1        $153.8
                                     =============================================================================================


                       AGL RESOURCES INC. AND SUBSIDIARIES
               Condensed Consolidating Balance Sheets (Unaudited)
                             as of December 31, 1996
                                   (Millions)

                                                                                                      Reclassifications
                                                                                                            and
                                                    Atlanta                            AGL      The     Eliminations
                                     AGL Resources    Gas   AGL Energy     AGL      Resources  Energy   ------------
                                            before   Light   Services, Investments,  Service   Spring,                Consolidated
                                     consolidation  Company     Inc.       Inc.      Company    Inc.    Debit  Credit     Balances
                                     ---------------------------------------------------------------------------------------------
Current Assets
   Cash                                                                   $1.2                  ($0.1)                        $1.1
   Receivables-Net                                    214.9     2.3        1.8        (1.8)       5.7            0.6         222.3
   Receivables from Assoc. Companies         10.1       9.7     0.6        0.8        26.4                      47.6
   Inventories
      Natural Gas Stored Underground                  113.1                                                                  113.1
      Liquefied Natural Gas                            17.4                                                                   17.4
      Materials and Supplies                            6.1                0.2         0.2                                     6.5
      Other                                                                2.8                                                 2.8
   Deferred Purchased Gas Adjustment                   31.4                                                                   31.4
   Other                                      2.6       7.2                            0.2                                    10.0
                                      ----------------------------------------------------------------               -------------
Total Current Assets                         12.7     399.8     2.9        6.8        25.0        5.6                        404.6
                                      ----------------------------------------------------------------               -------------
Property, Plant and Equipment
   Utility Plant                                    1,982.7                                                                1,982.7
   Less Accumulated Depreciation                      615.8                                                                  615.8
                                      ----------------------------------------------------------------               -------------
      Utility Plant-Net                             1,366.9                                                                1,366.9
                                      ----------------------------------------------------------------               -------------
   Nonutility Property                      441.2               5.2       48.6        69.8        0.1    0.2   477.1          88.0
   Less Accumulated Depreciation              0.2               1.8        4.1        20.9                                    27.0
                                      ----------------------------------------------------------------               -------------
      Nonutility Property - Net             441.0               3.4       44.5        48.9        0.1                         61.0
                                      ----------------------------------------------------------------               -------------
      Total Property, Plant and
        Equipment - Net                     441.0   1,366.9     3.4       44.5        48.9        0.1                      1,427.9
                                      ----------------------------------------------------------------               -------------
Deferred Debits and Other Assets
   Unrecovered Environmental Response
     Costs                                             40.7                                                                   40.7
   Investment in Joint Ventures                                                                         36.4                  36.4
   Other                                     (0.2)     46.3     0.9        0.5         0.2                       0.9          46.8
                                      ----------------------------------------------------------------               -------------
      Total Deferred Debits                  (0.2)     87.0     0.9        0.5         0.2                                   123.9
                                      ----------------------------------------------------------------               -------------
      Total                                $453.5  $1,853.7    $7.2      $51.8       $74.1       $5.7                     $1,956.4
                                      ================================================================               =============


                       AGL RESOURCES INC. AND SUBSIDIARIES
         Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                             as of December 31, 1996
                                   (Millions)

                                                                                                      Reclassifications
                                                                                                            and
                                                    Atlanta                            AGL      The     Eliminations
                                     AGL Resources    Gas   AGL Energy     AGL      Resources  Energy   ------------
                                            before   Light   Services, Investments,  Service   Spring,                Consolidated
                                     consolidation  Company     Inc.       Inc.      Company    Inc.    Debit  Credit     Balances
                                     ---------------------------------------------------------------------------------------------
Current Liabilities
   Short-Term Debt                                   $188.8                                                                 $188.8
   Accounts Payable                                   100.9     1.7        4.6        (0.7)       4.4     2.2                108.7
   Accounts Payable to Assoc. Companies        4.8              0.8        1.2        24.0        0.3    31.1
   Customer Deposits                                   29.9                                                                   29.9
   Interest                                            18.3                                                       0.1         18.4
   Other                                      (0.6)    53.7                1.3         1.8        1.0                         57.2
                                      ----------------------------------------------------------------               -------------
      Total Current Liabilities                4.2    391.6     2.5        7.1        25.1        5.7                        403.0
                                      ----------------------------------------------------------------               -------------
Accumulated Deferred Income Taxes              0.1    175.3     0.0        2.7         9.2               16.0                171.3
                                      ----------------------------------------------------------------               -------------
Long-Term Liabilities
   Accrued Pension Costs                                6.6                                                                    6.6
   Accrued Postretirement Benefits Costs               34.5                                                                   34.5
   Accrued Environmental Response Costs                31.3                                                                   31.3
   Deferred Credits                                    60.4                                                                   60.4
                                      ----------------------------------------------------------------               -------------
      Total Long-Term Liabilities                     132.8                                                                  132.8
                                      ----------------------------------------------------------------               -------------
Capitalization
   Long-Term Debt                                     584.5                                       0.1     0.1                584.5

   Preferred Stock                                     58.5                                                                   58.5

   Equity Investment from Parent                                4.5       41.6        38.9               85.0                  0.0
   Common Stock                              279.3    276.8                                             276.8                279.3
   Premium on Capital Stock                  170.6    166.2                                             163.6                173.2
   Earnings Reinvested                        (0.7)    68.0     0.2        0.4         0.9       (0.1)           85.1        153.8
                                      ----------------------------------------------------------------               -------------
      Total Common Stock Equity              449.2    511.0     4.7       42.0        39.8       (0.1)                       606.3
                                      ----------------------------------------------------------------               -------------
      Total Capitalization                   449.2  1,154.0     4.7       42.0        39.8        0.0                      1,249.3
                                      ----------------------------------------------------------------               -------------
      Total                                 $453.5 $1,853.7    $7.2      $51.8       $74.1       $5.7                     $1,956.4
                                      ================================================================               =============


                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
             Condensed Consolidating Income Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1996
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Operating Revenues                          $1,165.9        $87.8                             $1,253.7
Cost of Gas                                    692.3         56.6                                748.9
                                       ---------------------------                        ------------
    Operating Margin                           473.6         31.2                                504.8
                                       ---------------------------                        ------------
Other Operating Expenses:
  Operating Expenses                           316.4         22.7        0.3                     339.4
                                       ---------------------------                        ------------
    Total Other Operating Expenses             316.4         22.7                                339.4
Income Taxes                                    48.0          2.4                   7.1           43.3
                                       ---------------------------                        ------------
    Operating Income                           109.2          6.1                                122.1
                                       ---------------------------                        ------------
Other Income:
  Other Income and Deductions                   20.4         (0.2)       8.3        0.3           12.2
  Income Taxes                                                           4.7                      (4.7)
                                       ---------------------------                        ------------
    Other Income - Net                          20.4         (0.2)                                 7.5
                                       ---------------------------                        ------------
Income Before Interest Charges                 129.6          5.9                                129.6
Interest Charges                                49.9          1.6                   1.6           49.9
                                       ---------------------------                        ------------
Net Income                                      79.7          4.3       13.3        9.0           79.7
Dividends on Preferred Stock                     4.4                                               4.4
                                       ---------------------------                        ------------
Earnings Applicable to Common Stock            $75.3         $4.3                                $75.3
                                       ===========================                        ============



                                   Exhibit A2
                                  Page 1 of 4


                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
       Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                  For the Twelve Months Ended December 31, 1996
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Earnings Reinvested at Beginning of Period    $136.8        $27.7       27.7                    $136.8
Net Income                                      79.7          4.3       13.3        9.0           79.7
                                       ---------------------------                        ------------
Total                                          216.5         32.0                                216.5
                                       ---------------------------                        ------------
Dividends
  Preferred Stock                                4.4                                               4.4
  Common Stock                                  59.1                                              59.1
  Noncash Dividend                              85.0                                              85.0
                                       ---------------------------                        ------------
Total                                          148.5          0.0                                148.5
                                       ---------------------------------------------------------------
Earnings Reinvested at End of Period           $68.0        $32.0       41.0        9.0          $68.0
                                       ===============================================================



                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
               Condensed Consolidating Balance Sheets (Unaudited)
                             as of December 31, 1996
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------

Utility Plant                               $1,842.4       $144.1                   3.8       $1,982.7
   Less Accumulated Depreciation               571.0         45.1        0.3                     615.8
                                       ---------------------------                        ------------
      Utility Plant-Net                      1,271.4         99.0                              1,366.9
                                       ---------------------------                        ------------
Other Property and Investments (less
  accumulated depreciation)                     97.0                               97.0            0.0
                                       ---------------------------                        ------------
Current Assets
   Cash                                          8.9         (1.7)       0.4        7.6            0.0
   Receivables-Net                             230.5         18.1        4.1       37.8          214.9
   Receivables from Assoc. Companies            37.0          0.9       16.0       44.2            9.7
   Inventories
      Natural Gas Stored Underground           107.5          5.6                                113.1
      Liquefied Natural Gas                     14.1          2.3        1.0                      17.4
      Materials and Supplies                     5.8          0.3                                  6.1
   Deferred Purchased Gas Adjustment            30.7                     0.7                      31.4
   Other                                         6.4          0.7        0.8        0.7            7.2
                                       ---------------------------                        ------------
      Total Current Assets                     440.9         26.2                                399.8
                                       ---------------------------                        ------------
Deferred Debits
   Unrecovered Environmental Response
     Costs                                      39.8                     2.7        1.8           40.7
   Other                                        27.6          0.8       17.9                      46.3
                                       ---------------------------                        ------------
      Total Deferred Debits                     67.4          0.8                                 87.0
                                       ---------------------------                        ------------
      Total                                 $1,876.7       $126.0                             $1,853.7
                                       ===========================                        ============



                   ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
         Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                             as of December 31, 1996
                                   (Millions)


                                                                     Reclassifications and
                                         Atlanta Gas                     Eliminations
                                       Light Company                 ---------------------
                                              Before   Chattanooga                        Consolidated
                                       Consolidation   Gas Company     Debit     Credit       Balances
                                       ---------------------------     -----     ------   ------------
Capitalization:
   Common Stock                               $276.8                                            $276.8
   Premium on Capital Stock                    166.2                                             166.2
   Earnings Reinvested                          68.0         32.0       41.0        9.0           68.0
                                       ---------------------------                        ------------
      Total Common Stock Equity                511.0         32.0                                511.0
                                       ---------------------------                        ------------
   Preferred Stock                              58.5                                              58.5
   Long-Term Debt                              584.5         35.3       35.3                     584.5
                                       ---------------------------                        ------------
      Total Capitalization                   1,154.0         67.3                              1,154.0
                                       ---------------------------                        ------------
Current Liabilities
   Short-Term Debt                             188.8         28.9       28.9                     188.8
   Accounts Payable                            120.0         12.3       31.8        0.4          100.9
   Accounts Payable to Assoc. Companies         36.6                    37.5        0.9            0.0
   Customer Deposits                            27.9          2.0                                 29.9
   Interest                                     17.7          0.7        0.1                      18.3
   Other                                        37.5          8.1        0.7        8.8           53.7
                                       ---------------------------                        ------------
      Total Current Liabilities                428.5         52.0                                391.6
                                       ---------------------------                        ------------
Long-Term Liabilities
   Payable to AGL Resources - Accrued
      Pension Costs                              6.6                                               6.6
   Payable to AGL Resources - Accrued
      Postretirement Benefits Costs             33.1                                1.4           34.5
   Accrued Environmental Response Costs         30.4                     1.8        2.7           31.3
   Deferred Credits                             49.9          1.0        9.5       19.0           60.4
                                       ---------------------------                        ------------
      Total Long-Term Liabilities              120.0          1.0                                132.8
                                       ---------------------------                        ------------
Accumulated Deferred Income Taxes              174.2          4.1       19.0       16.0          175.3
                                       ---------------------------                        ------------
Contributions in aid of construction                          1.6        1.6                       0.0
                                       ---------------------------                        ------------
      Total                                 $1,876.7       $126.0                             $1,853.7
                                       ===========================                        ============


[TYPE]                              EX-27
[DESCRIPTION]                       OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                           OPUR3
[NAME]                              AGL RESOURCES INC.
[MULTIPLIER]                        1,000,000

[PERIOD-TYPE]                       12-MOS
[FISCAL-YEAR-END]                   SEP-30-1997
[PERIOD-START]                      JAN-01-1996
[PERIOD-END]                        DEC-31-1996
[BOOK-VALUE]                        PER-BOOK
[TOTAL-ASSETS]                          1956
[TOTAL-OPERATING-REVENUES]              1278
[NET-INCOME]                              80

[TYPE]                              EX-27
[DESCRIPTION]                       OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                           OPUR3
[NAME]                              ATLANTA GAS LIGHT COMPANY
[MULTIPLIER]                        1,000,000

[PERIOD-TYPE]                       12-MOS
[FISCAL-YEAR-END]                   SEP-30-1997
[PERIOD-START]                      JAN-01-1996
[PERIOD-END]                        DEC-31-1996
[BOOK-VALUE]                        PER-BOOK
[TOTAL-ASSETS]                          1854
[TOTAL-OPERATING-REVENUES]              1254
[NET-INCOME]                              80